UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Norstan, Inc.

(Name of Subject Company (Issuer))

SF Acquisition Co. (offeror)
a wholly owned subsidiary of
Black Box Corporation

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.10 par value per share Common Stock Purchase Rights

(Title of Class of Securities)

Common Stock: 656535101

(CUSIP Number of Classes of Securities)

Christopher H. Gebhardt, Esq.	Copies to:
General Counsel Black Box Corporation 1000 Park Drive Lawrence, Pennsylvania 15055 (724) 746-5500	Ronald Basso, Esq. Buchanan Ingersoll PC One Oxford Centre 301 Grant Street, 20th Floor Pittsburgh, Pennsylvania 15219-1410 (412) 562-8800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Value* $82,882,380.80	Amount of Filing Fee** $9,755.26

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☑ third-party tender offer subject to Rule 14d-1.

     ☐ issuer tender offer subject to Rule 13e-4.

     ☐ going-private transaction subject to Rule 13e-3.

     ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

* Estimated for purposes of calculating the amount of the filing fee only. The calculation of the estimated transaction value assumes the purchase of 13,821,679 shares of common stock and associated common stock purchase rights (collectively, the “Shares”), which is the number of Shares outstanding as of December 20, 2004, at the tender offer price of $5.60 per Share. The calculation also assumes payment for (i) 1,268,696 Shares, the estimated number of Shares underlying outstanding in-the-money options, at a price per share equal to the tender offer price of $5.60 less $2.97, the estimated average exercise price of the options, and (ii) 505,733 Shares, the estimated number of Shares underlying outstanding in-the-money warrants, at a price per share equal to the tender offer price of $5.60 less $1.36, the estimated average exercise price of the warrants.
** The amount of the filing fee, calculated in accordance with Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million dollars of transaction value.

     This Tender Offer Statement on Schedule TO (the “Statement”) relates to the offer by SF Acquisition Co., a Minnesota corporation (the “Purchaser”) and a wholly owned subsidiary of Black Box Corporation, a Delaware corporation (“Black Box” or “Parent”), to purchase all of the issued and outstanding shares (together with the Rights (as defined below), the “Shares”) of common stock, $.10 par value per share (“Company Common Stock”), of Norstan, Inc., a Minnesota corporation (“Norstan” or the “Company”), including any associated common stock purchase rights (the “Rights”) issued pursuant to the Amended and Restated Rights Agreement, dated as of April 1, 1998, between Norstan and Norwest Bank Minnesota, National Association, as amended (the “Rights Agreement”), at a purchase price of $5.60 per share, net to the seller in cash and without interest thereon (and subject to applicable withholding taxes). The terms and conditions of such offer are described in the Offer to Purchase, dated December 23, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and Letter of Transmittal, collectively, as they may be amended or supplemented from time to time, constitute the “Offer”). Following the successful completion of the Offer, Purchaser will merge with and into Norstan, with Norstan to be the surviving entity and a wholly owned subsidiary of Black Box (the "Merger").

     Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in responses to Items 1 through 11 of this Statement and is supplemented by the information specifically provided herein.

     The Agreement and Plan of Merger, dated as of December 20, 2004, by and among Black Box, Purchaser and Norstan (the “Merger Agreement”), the Tender and Voting Agreement, dated as of December 20, 2004, by and among Black Box, Purchaser and the directors and executive officers of Norstan (the “Tender Agreement”), and the Stock Option Agreement, dated as of December 20, 2004, by and among Black Box, Purchaser and Norstan (the “Option Agreement”), copies of which are attached to this Schedule TO as Exhibits (d)(1), (d)(2) and (d)(3), respectively, are incorporated in this Schedule TO by reference.

ITEM 1. SUMMARY TERM SHEET.

The information contained in the Offer to Purchase under the section entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)	The subject company and the issuer of the securities subject to the Offer is Norstan, Inc., a Minnesota corporation. Its principal executive office is located at 5101 Shady Oak Road, Minnetonka, Minnesota 55343, and its telephone number is (952) 352-4000.

(b)	This Statement relates to the Offer by Purchaser to purchase all of the issued and outstanding Shares at a purchase price of $5.60 per share, net to the seller in cash and without interest thereon (and subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth under the heading “Introduction” in the Offer to Purchase (the “Introduction”) is incorporated herein by reference. As set forth in the Merger Agreement, as of December 20, 2004, there were 13,821,679 shares of Company Common Stock and an equal number of Rights outstanding.

(c)	The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which they are traded are set forth in Section 6 — “Price Range of Shares; Dividends” in the Offer to Purchase and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a), (b), (c) The information set forth in Section 9 — “Certain Information Concerning Black Box and Purchaser” of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1)(i) — (viii), (x), (xii) The information set forth in the Introduction and in the Offer to Purchase in Section 1 — “Terms of the Offer,” Section 2 — “Acceptance for Payment and Payment for Shares,” Section 3 — “Procedure for Tendering Shares,” Section 4 — “Withdrawal Rights,” Section 5 — “Certain United States Federal Income Tax Consequences,” Section 7 — “Possible Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” and Section 11 — “Purpose of the Offer; Shareholder Approval; Short Form Merger; ‘Going Private’ Transactions; Dissenters’ Rights; Plans for Norstan” is incorporated herein by reference.

(a)(l)(ix), (xi) Not applicable.

(a)(2)(i) —(v), (vii) The information set forth in the Introduction and in the Offer to Purchase in Section 5 — “Certain United States Federal Income Tax Consequences,” Section 7 — “Possible Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations,” Section 10 — “Background of the Offer; Past Contacts or Negotiations between Black Box and Norstan,” Section 11 — “Purpose of the Offer; Shareholder Approval; Short Form Merger; ‘Going Private’ Transactions; Dissenters’ Rights; Plans for Norstan” and Section 13 — “The Merger Agreement and Other Agreements” is incorporated herein by reference.

(a)(2)(vi) The information set forth in the Introduction and in the Offer to Purchase in Section 11 — “Purpose of the Offer; Shareholder Approval; Short Form Merger; ‘Going Private’ Transactions; Dissenters’ Rights; Plans for Norstan,” Section 13 — “The Merger Agreement and Other Agreements,” and Section 16 — “Certain Legal Matters; Required Regulatory Approvals” is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the Introduction and in the Offer to Purchase in Section 9 —“Certain Information Concerning Black Box and Purchaser,” Section 10 — “Background of the Offer; Past Contacts or Negotiations between Black Box and Norstan,” Section 11 — “Purpose of the Offer; Shareholder Approval; Short Form Merger; ‘Going Private’ Transactions; Dissenters’ Rights; Plans for Norstan” and Section 13 — “The Merger Agreement and Other Agreements” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (4-7) The information set forth in the Introduction and in the Offer to Purchase in Section 11 — “Purpose of the Offer; Shareholder Approval; Short Form Merger; ‘Going Private’ Transactions; Dissenters’ Rights; Plans for Norstan” and Section 13 — “The Merger Agreement and Other Agreements” is incorporated herein by reference.

(c)(2),(3) Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) The information set forth in Section 15 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the Introduction and in the Offer to Purchase in Section 9 — “Certain Information Concerning Black Box and Purchaser,” Section 10 — “Background of the Offer; Past Contacts or Negotiations between Black Box and Norstan,” Section 11 — “Purpose of the Offer; Shareholder Approval; Short Form Merger; ‘Going Private’ Transactions; Dissenters’ Rights; Plans for Norstan” and Section 13 — “The Merger Agreement and Other Agreements” and Schedule I is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase in Section 10 — “Background of the Offer; Past Contacts or Negotiations between Black Box and Norstan,” and Section 17 — “Fees and Expenses” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) The information set forth in the Offer to Purchase in Section 13 — “The Merger Agreement and Other Agreements” is incorporated herein by reference.

(a)(2), (3) The information set forth in the Offer to Purchase in Section 13 — “The Merger Agreement and Other Agreements,” Section 14 — “Conditions of the Offer” and Section 16 — “Certain Legal Matters; Required Regulatory Approvals” and is incorporated herein by reference.

(a)(4) The information set forth in the Offer to Purchase in Section 7 —“Possible Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” and Section 16 — “Certain Legal Matters” is incorporated herein by reference.

(a)(5) Not applicable.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A) Offer to Purchase dated December 23, 2004.

(a)(1)(B) Form of Letter of Transmittal.

(a)(1)(C) Form of Notice of Guaranteed Delivery.

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)-(4) Not applicable.

(a)(5)(A) Press Release dated December 20, 2004.1

(a)(5)(B) Item 1.01 of the Form 8-K for the event dated December 20, 2004.2

(b) Commitment Letter between Citizens Bank of Pennsylvania, as Arranger, and Black Box Corporation of Pennsylvania, dated as of November 19, 2004.

(d)(1) Agreement and Plan of Merger, by and among Black Box Corporation, SF Acquisition Co., a wholly owned subsidiary of Black Box, and Norstan, Inc., dated as of December 20, 2004.3

(d)(2) Tender and Voting Agreement, by and among Black Box Corporation, SF Acquisition Co. and the directors and executive officers of Norstan, Inc., dated as of December 20, 2004.4

(d)(3) Stock Option Agreement, by and among Black Box Corporation, SF Acquisition Co. and Norstan, Inc., dated as of December 20, 2004.5

(d)(4) Confidentiality Agreement, by and between Black Box Corporation and Norstan, Inc., dated as of September 21, 2004.

(g) Not Applicable.

(h) Not Applicable.

1Incorporated by reference to the Schedule TO-C filed by Black Box Corporation on December 20, 2004.

2Incorporated by reference as Item 1.01 of the Form 8-K filed by Black Box Corporation on December 23, 2004.

3Incorporated by reference as Exhibit 10.1 to the Form 8-K filed by Black Box Corporation on December 23, 2004.

4Incorporated by reference as Exhibit 10.2 to the Form 8-K filed by Black Box Corporation on December 23, 2004.

5Incorporated by reference as Exhibit 10.3 to the Form 8-K filed by Black Box Corporation on December 23, 2004.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2004

BLACK BOX CORPORATION

By: /s/ Michael McAndrew
Name: Michael McAndrew
Its: Chief Financial Officer